Exhibit 99.1

NEWS
RELEASE

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

KIMBER INTERCEPTS 2.3 METRES OF 22.7g/t GOLD BELOW CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT

August 31, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of three drill holes in Mexico, with encouraging results. The holes were drilled with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target). A wedge off hole MTC-122 and hole MTRD 502 intersected the Carmen structure at deeper levels than previously drilled providing further support that there is good potential for high grade gold-silver mineralization in the Carmen structure at considerably deeper levels than was previously understood. Hole MTRD 502 intersected the Carmen structure over 30 metres directly below hole MTRD-476 which intersected 78.4g/t gold and 127.9g/t silver over 5.2m, (see news release dated May 31, 2011).

Highlights of assay results drilled at the Carmen deposit are tabulated below, while complete results for all three complete holes and the wedge off MTC-122 are attached:

		From	To	Intercept	Gold	Silver	Gold Equivalent
Drill hole	Section	(m)	(m)	(m)*	(g/t)	(g/t)	(g/t)**
MTC-122	32	628.6	630.8	2.2	3.0	6.6	3.1
MTC-122D***	32	643.2	645.5	2.3	22.7	32.6	23.2
Including***		644.1	645.5	1.4	38.1	52.3	39.0
MTRD-501	38	114.0	116.0	2.0	2.6	127.0	4.7
and		166.0	168.0	2.0	2.3	135.0	4.6
and		299.0	301.0	2.0	3.5	236.0	7.4
MTRD-502	30	584.0	587.0	3.0	8.8	7.7	8.9
including	30	585.5	587.0	1.5	16.6	8.7	16.7

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Wedge off hole MTC 122 at 553.9 metres depth down hole

“The intercepts of 2.3 metres of 22.7 g/t gold from hole MTC-122D and 3 metres of 8.8 g/t gold in hole MTRD 502 are significant as they give further support for the extension of possible high grade gold-silver mineralization on the main Carmen structure below the currently defined mineral resources that comprise the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources. “Good progress has been made with our resource drilling and metallurgical drilling over the summer with minimal delays from the rainy season so far. Currently Kimber has three core rigs and one reverse circulation rig on site with drilling taking place on the Cob structure (part of the Carmen deposit) and at the Veta Minitas deposit.”

Drill Hole Details

The MTRD holes were pre-collared with reverse circulation holes and completed to depth with core drilling in order to allow the holes to reach target depths more cost effectively and promptly. Hole MTC-122 and MTC-122D were drilled with core drilling alone

Drill hole MTC-122 was collared on section 32 to test the Carmen structure at a depth of 450 metres below surface between previously reported holes MTRD-476 & 477. The Carmen intersection in MTC-122 was ground away during the drilling process and the key intercept lost. A wedge off the main hole was used to re-cut the Carmen structure (hole MTC-122D) a short distance away. The intersection showed semi-massive sphalerite and galena accompanied by pyrite, similar to the intersections in MTRD-476 and MTRD-477. The interval returned 2.3 metres of 22.7 g/t gold and 32.6 g/t silver and intercepted the main Carmen structure over 200 metres below previously drilled mineralization.

Drill hole MTRD-501 was collared on section 38 to test the Carmen zone at a depth of 450 metres below surface and 100 metres along strike to the north of high grade sulphide mineralization intersected in MTRD-477. The hole intersected gold and silver mineralization in the Cob and Hilos structures but did not return any significant precious metal results from the Carmen structure. Anomalous lead and zinc values were returned from the trace of the Carmen structure intersected on section 39. Additional drilling is warranted to better define controls on mineralization in this area.

Drill hole MTRD-502 was collared on section 30 to test the continuity of mineralization over 30 metres below previously reported drill hole MTRD-476. The hole cut the Cob structure and intersected the Carmen structure 425 metres below surface and returned 3.0 metres of 8.8 g/t gold and 7.7 g/t silver. The intersection was silicified and no base metal mineralization was observed.

Illustrations
A plan view of the location of the drill holes completed in 2011, with MTC-122, MTRD-501 and MTRD 502 highlighted, can be viewed via the following link:

Plan View of Carmen 2011 drill holes

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Assessment for Monterde in 2011 represents a significant step forward for Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations

or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the implications of the results of drill holes reported herein, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, continuity of mineralization between drill holes, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

Quality Assurance/Quality Control
The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed and approved by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project and is responsible for quality control at Monterde and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated August 31, 2011

		From		Interval		Silver	Gold
Hole	including	(m)	To (m)	(m)	Gold g/t	g/t	Equivalent	Structure
MTC-122		302.0	322.4	20.4	0.26	51.1	1.1	hw splay COB
MTC-122	including	314.9	316.0	1.1	1.76	86.9	3.2	hw splay COB
MTC-122	and	380.7	385.7	5.0	0.96	26.6	1.4	COB
MTC-122	and	513.8	515.8	2.0	2.86	39.9	3.5	hilos 2
MTC-122	including	513.8	514.9	1.1	5.21	72.6	6.4	hilos 2
MTC-122	and	628.6	630.8	2.2	3.04	6.6	3.1	CARMEN
MTC-122D***		643.2	645.5	2.3	22.67	32.6	23.2	CARMEN
MTC-122D***	including	644.1	645.5	1.4	38.10	52.3	39.0	CARMEN
MTRD-501		100.0	118.0	18.0	0.79	57.3	1.7	COB
MTRD-501	including	100.0	102.0	2.0	2.15	87.3	3.6	COB
MTRD-501	including	114.0	116.0	2.0	2.62	127.0	4.7	COB
MTRD-501	and	166.0	168.0	2.0	2.32	135.0	4.6	fw splay COB
MTRD-501	and	223.0	224.0	1.0	2.97	11.0	3.2	hw splay hilos 2
MTRD-501	and	299.0	301.0	2.0	3.46	236.0	7.4	hilos 2
MTRD-502		354.0	357.0	3.0	1.33	26.6	1.8	hw splay COB
MTRD-502	and	430.5	435.0	4.5	0.86	4.2	0.9	COB
MTRD-502	and	584.0	587.0	3.0	8.80	7.7	8.9	CARMEN
MTRD-502	including	585.5	587.0	1.5	16.55	8.7	16.7	CARMEN

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Wedge off hole MTC 122 at 553.9 metres depth down hole
**** NSR = No significant result